SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that the conclusion of a contractual instrument for the achievement of credit operations by its subsidiary Companhia Hidro Elétrica do São Francisco – Chesf ("Chesf" was approved on March 13, 2023, in the amount of R$ 96,785,769.49, with Banco do Nordeste do Brasil - BNB.

The purpose of the operation is to finance Reinforcements and Improvements in Chesf's transmission facilities, having expected interest rates of IPCA + 4.3048% p.a. and IPCA + 5.2615% p.a., respectively valid for tranches linked to localities in the Northeast region of the country classified as Priority and Non-Priority under the rule of the Constitutional Fund for Financing of the Northeast (FNE).

The amortization will be in 156 months including a 24-month principal's grace period and will have a reliable guarantee from the Company.

Rio de Janeiro, March 14, 2023

Elvira Cavalcanti Presta

Financial and Investor Relations Officer

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities and Exchange Act 1934, as amended. The words "believes", "may", "can", "estimates", "continues", "anticipates", "intends", "expects" and the like aim to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and real value, changes in volumes and pattern of electricity use by the consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.